Exhibit 99.1

GASLOG LTD. ANNOUNCES TWO NEW LONG-TERM CHARTERS WITH CHENIERE AND PLACES NEWBUILDING ORDERS AT SAMSUNG HEAVY INDUSTRIES

Monaco, August 20, 2018 — GasLog Ltd. (“GasLog”) (NYSE:GLOG) is pleased to announce the signing of two new charter party agreements (the “Charters”), each for a firm period of seven years, with a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”).

To fulfil the Charters, two 174,000 cubic meter LNG carriers (HN 2300 and HN 2301) with low pressure two stroke (“LP-2S”) propulsion have been ordered from Samsung Heavy Industries in South Korea, with expected delivery in late 2020.

The rate of hire for the Charters is broadly in line with mid-cycle rates and delivers returns in line with GasLog’s financial strategy.

In addition to the Charters, GasLog has agreed with Cheniere an option for the charter of one or two additional newbuild vessels.

GasLog Partners LP (“GasLog Partners”, NYSE:GLOP) has the right to acquire the vessels delivered into the Charters pursuant to the omnibus agreement between GasLog and GasLog Partners. As a result, GasLog Partners’ potential dropdown pipeline will increase to 11 LNG carriers with charter length of five years or longer.

Paul Wogan, Chief Executive Officer of GasLog, stated, “I am delighted to announce a significant expansion of our relationship with Cheniere, a high-quality counterparty and a leader in developing the US LNG export industry. Cheniere’s decision to partner with GasLog is a vote of confidence in our ability to deliver a differentiated service to our customers, founded upon our core principles of operational excellence and an uncompromising approach to safety.

We continue to expand our fleet with highly competitive vessels backed by long term contracts, while simultaneously diversifying our customer base. We anticipate further incremental shipping capacity will be needed to supply forecast LNG demand growth, and remain confident in our ability to increase our market share at attractive returns.”

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44 203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44 203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 32 LNG carriers (25 ships on the water and seven on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes 13 LNG carriers in operation owned by GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.